news release

Zi Corporation Completes CDN $10 Million Private Placement

Agent Exercises Over Allotment Option

CALGARY, AB, July 16, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has completed a private placement of units for gross proceeds in the aggregate amount of CDN $10 million (approximately USD $7.5 million).

Earlier, Zi announced it had retained Toronto-based Paradigm Capital Inc. to assist the Company in raising an aggregate total of up to CDN $8 million in a private placement of equity. Paradigm exercised its over-allotment option to raise an additional CDN $2 million for the Company. Under the terms of the private placement, the Company has issued an aggregate of 3,636,364 units.

Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant will entitle the holder to purchase one additional common share for a period of 24 months at an exercise price of CDN $3.25.

In addition, Paradigm has been issued a compensation option entitling it to acquire an additional 218,182 common shares at a price of CDN $3.25 per share for a period of 24 months. The Corporation will repay its outstanding loan of $1 million (USD) from the net proceeds. The balance of the net proceeds will be used for general corporate purposes.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com